FOR IMMEDIATE RELEASE: September 10, 2009	PR 09-19

Atna Reports Significant Gold Resource for its Columbia Gold Project

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce the completion of an NI 43-101 compliant mineral resource estimate for the Columbia Project, located near Lincoln, Montana.  The estimate establishes a measured and indicated mineral resource of 16.6 million tons grading 0.045 oz/ton gold containing 741,680 ounces of gold. In addition, estimated inferred resources total 10.7 million tons grading 0.042 oz/ton gold containing 453,570 ounces of gold. Both estimates were calculated at 0.020 oz/ton gold cut-off grade. Significant silver values are associated with the gold resource.

“The completion of this resource estimate is a major milestone for the Company and it demonstrates that the Columbia project has the size and economic potential required to fill our growth pipeline beyond our:
•	Currently producing Briggs Gold Mine in California
•	Permitted Reward gold project near Beatty, Nevada
•	30% equity position in the Pinson gold project in Nevada.
The significant resource position at the Columbia project will be a key part of our long term development and growth strategy”, states James Hesketh, President & CEO.

The resource estimate is reported in the following tables at varying cut-off grades:

Classification	Tons (x1,000)	Gold Grade (oz/ton Au)	Contained Ounces Gold	Silver Grade (oz/ton Ag)	Contained Ounces Silver
0.010 oz/ton Au cut-off
Measured	10,439	0.031	326,720	0.116	1,213,350
Indicated	22,401	0.029	644,560	0.093	2,074,110
Measured + Indicated (1)	32,839	0.030	971,280	0.100	3,287,460

Inferred	22,971	0.027	627,890	0.083	1,898,630

0.020 oz/ton Au cut-off
Measured	5,370	0.047	254,450	0.155	831,100
Indicated	11,294	0.043	487,230	0.116	1,304,380
Measured + Indicated (1)	16,665	0.045	741,680	0.128	2,135,480

Inferred	10,705	0.042	453,570	0.097	1,305,790

0.050 oz/ton Au cut-off
Measured	1,443	0.093	134,750	0.249	359,540
Indicated	2,489	0.089	220,980	0.175	435,880
Measured + Indicated (1)	3,932	0.091	355,730	0.202	795,420

Inferred	2,236	0.086	191,440	0.117	261,740

(1) Rounding may cause totals to not precisely add up.

The resource estimate is based on 337 drill holes totaling 146,973 feet of drilling and 12,538 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. Gold and silver occurs with quartz-pyrite mineralization in several low-sulfidation, epithermal, quartz-adularia vein swarms. The vein systems are focused along north to northwest-trending faults and in stockwork and breccia flooding adjacent to the principal shears. The gold mineralized structures generally dip west and are up to 150 feet wide.

A feasibility study was completed in 1991 by Phelps Dodge Mining Company, then our joint venture operator.  The 1991 feasibility study showed positive internal rates of return for all gold prices above $375 per ounce. The study envisioned an open pit mine with a CIL mill using cyanide based gold recovery systems to produce 75,000 ounces of gold per annum over a 7.5 year life.  Atna retains the information and samples from this study including drill core and reverse circulation chips.

Montana State law prohibits the use of cyanide based gold recovery for open pit mining.  However, preliminary metallurgical test work indicates that 90 percent to 94 percent of the gold is recoverable by conventional gravity and flotation methods to produce a gold and silver concentrate. Final processing of this gold concentrate may be accomplished by conventional methods. Additional metallurgical test work and optimization studies will be carried out to determine the most economic treatment process. Baseline environmental water quality data collection has commenced at the site and the Company plans to commence feasibility study work.

Qualified Persons
This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. The resource estimate disclosed in this press release was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person. All mineral resource estimates were prepared utilizing standard industry software and resource estimation methodologies.

Definitions used in this release are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For additional information on Atna Resources, the Columbia Project, and Atna’s other development projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation,   Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans, that will prevent it from developing mining operations at the Columbia Gold Project, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com